SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2020

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR FULL YEAR PROFITS UP 13% TO €1BN
DUE STRONGER REVENUE & 4% TRAFFIC GROWTH PRE-COVID

Ryanair Holdings plc today (18 May) reported a full year profit of €1,002m (excl. hedge ineffectiveness), compared to €885m last year. Highlights include:

●        Traffic grew 4% to 149m guests.
●        Revenue per guest rose 6% to €57 (2% higher fares & ancillary rev. up 16%).
●        Over 90% of flights arrived on-time (excl. ATC delays).
●        EU's greenest, cleanest airline (66g CO₂ pax/km).
●        5 new bases & 390 new routes.
●        Malta Air became 4th Group airline.
●        New digital platform launched with improved, personalised, guest offers.
●        Strong balance sheet & liquidity.

FY20 (IFRS) - Group*	31 Mar. 2019	31 Mar. 2020	Change
Guests	143.1m	148.6m	+4%
Load Factor	96%	95%	-1pt
Revenue	€7.69bn	€8.49bn	+10%
PAT	€885m	€1,002m	+13%
Gross cash	€3,195m	€3,808m	+19%
*excl. €353m except. hedge ineffectiveness charge

COVID-19 UPDATE:
Unlawful State Aid - to date

Lufthansa Group	€12.4bn plus
AF-KLM Group	€10.1bn plus
Alitalia	€ 3.5bn plus
TUI Group	€ 1.8bn plus
SAS	€ 0.8bn plus
Finnair	€ 0.7bn plus
Norwegian	€ 0.3bn plus
Most of Ryanair's fleet was grounded from mid-March by EU Government flight bans and restrictions.  These groundings reduced our March and full year traffic by over 5m guests and cut FY20 profits by over €40m.  As updated on 1 May, Ryanair expects to operate less than 1% of its scheduled flying programme in Q1 (Apr. to June).  Some return to flight services is expected in Q2 (July-Sept.) and Ryanair expects to carry no more than 50% of its original Q2 traffic target of 44.6m, as bookings will be impacted by public health restrictions (temperature checks and face coverings for passengers and staff) and quarantine requirements.  When Group airlines return to scheduled flying from July, the competitive landscape in Europe will be distorted by unprecedented quantums of State Aid (in breach of EU rules) under which over €30bn has been gifted to the Lufthansa Group, Air France-KLM, Alitalia, SAS and Norwegian among others.  We therefore expect that traffic on reduced flight schedules will be subject to significant price discounting, and below cost selling, from these flag carriers with huge State Aid war chests.

BUSINESS REVIEW (FY20):

Revenues
Sales grew 10% to €8.5bn.  Scheduled Revenue, driven by 4% traffic growth to 149m and 2% higher fares, increased by 6% to €5.6bn. Covid-19 flight restrictions and aircraft groundings in the 2nd half of March reduced traffic by over 5m in Q4. Ancillary Revenue rose by 20% to €2.9bn as more guests choose Priority Boarding and Preferred Seat services. In Oct., Ryanair Labs launched a new digital platform with improved, personalised, guest offers. This bedded down well in Q4, prior to Covid-19 groundings, with Labs focusing on improved penetration across core ancillary products.

Costs
Our fuel bill rose 14% (+€335m) to €2.8bn due to higher prices and 4% traffic growth. Ex-fuel unit costs were adversely impacted by a 48% drop in March traffic (-5.2m guests) due to Covid-19 groundings and, as a result, rose by 4% (ahead of the +2% guided).  Higher staff costs (increased pilot pay & higher crew ratios as pilot resignations slowed to zero) and maintenance costs (older aircraft longer in the fleet due to the Boeing MAX delivery delays) were offset by falling EU261 costs (due to better on-time-performance) and lower route charges. The Group has recorded an exceptional €353m (net of tax) hedge ineffectiveness charge on FY21 fuel hedges (due to Covid-19 groundings), offset by favourable €/$ currency hedges for fuel & delayed capex.

Group Airlines
During FY20, the Ryanair Group continued to evolve. Buzz increased its fleet to 45 B737s and expanded outside Poland with new bases in Prague and Budapest.

Lauda underperformed in FY20 with fares lower than expected, due to intense price competition from Lufthansa subsidiaries in its core Austrian and German markets. FY20 traffic, however, grew to 6.4m at high load factors.  In April, David O'Brien (former Ryanair CCO) joined the Lauda management team as Joint CEO.  Due to Covid-19 restrictions, the Lauda fleet has been grounded since 17 March.  With costs running ahead of other Group airlines and Lauda's main competitor, Austrian Airlines, expected to receive an €800m State Aid bailout, Lauda has had to completely rethink its strategy and significantly lower its growth plans.  Its management team are implementing restructuring and cost cutting plans and are currently in discussions with its people and its unions in relation to staff savings to secure the future of its Vienna A320 base.  Failure to agree meaningful cost reductions on 20 May will result in the Vienna A320 base being closed on 30 May with over 300 job losses.  Lauda has already abandoned plans to operate a base in Zadar for the Ryanair Group.

Malta Air, which became the 4th Group airline last summer, grew strongly in FY20.  With a fleet of almost 120 aircraft, it has taken over the Group's French, German, Italian and Maltese bases.  Like Buzz, Lauda and Ryanair DAC, it is also reviewing all areas of its cost base so that it remains competitive in its core markets where it will compete against government bailed out legacy carriers.

Ryanair DAC performed well in FY20 and opened new markets in Armenia, Georgia and Lebanon.  Its fleet, however, has dropped to 275 B737s as both Buzz and Malta Air took over flight operations for the Group.  Punctuality improved to over 90% (excl. ATC delays) thanks to Ryanair's investment in new handling arrangements in Stansted, Poland and Spain.  In Sept., Eddie Wilson was appointed as Ryanair DAC's CEO.

Boeing MAX update
It is over a year since the Group was due to take delivery of its first Boeing 737-MAX-200 aircraft.  Boeing are currently guiding a late summer return to service in the US for the B737-MAX.  We believe it will be at least Oct. before we receive our first MAX-200 aircraft. We remain fans of, and committed to, these "gamechanger" aircraft with 4% more seats & 16% lower fuel burn, which will transform Ryanair's cost base for the next decade. We are currently reviewing short-term growth plans and are in active negotiations with both Boeing and Lauda's A320 lessors to reduce planned deliveries over the next 24 months to reflect slower traffic growth post Covid-19 in 2020 & 2021.

Balance Sheet & Liquidity
Ryanair's balance sheet is one of the strongest in the industry with a current cash balance of €4.1bn (Ryanair recently raised £600m under the UK's CCFF) and 330 unencumbered B737s (77% of owned fleet). Since mid-March, the Group has implemented a series of measures to preserve cash, cut costs, cancel share buybacks and defer operating and non-essential capex spending.  As a result, average weekly cash burn has dropped from approx. €200m in March to just over €60m in May.  This liquidity will enable the Group to weather Covid-19 and emerge stronger when the crisis passes. Our focus will remain on cash preservation/generation and the repayment of maturing debt over the next 24 months.

ESG UPDATE:

Europe's Greenest, Cleanest Airline
The future of our planet is of vital importance to our customers and all our people. Ryanair has the lowest carbon emissions of any major EU airline at just 66 grams of CO₂ per passenger km. Passengers switching to Ryanair can halve their CO₂ emissions compared to other major EU airlines. Ryanair operates the youngest fleet, with the highest load factors, and newer more fuel-efficient engines.  During FY20, Ryanair launched a new Environmental Policy and appointed a director of sustainability to oversee its implementation.

Senior Board Changes
On 1 June Stan McCarty will succeed David Bonderman as Chairman of the Board and Louise Phelan will replace Kyran McLaughlin as Senior Independent Director.  Both David and Kyran will step down from the Board on 31 May and we thank them both for their long service and wise counsel. Ryanair's new Chairman plans to refresh various Board Committees before the Sept. AGM.

OUTLOOK:
FY21 will be difficult for the Ryanair Group as its airlines work hard to return to scheduled flying following the Covid-19 crisis.  Unlike many flag carrier competitors, Ryanair will not request or receive State Aid. Consultations about base closures, pay cuts of up to 20%, unpaid leave and up to 3,000 job cuts (mainly pilots and cabin crew) are under way with our people and our unions.  Our Commercial team are also in active discussions with our airport partners regarding S.20, and beyond, capacity allocations. Given the uncertainty over the impact and duration of the Covid-19 pandemic, coupled with no visibility on what customer behaviour and demand will be following a return to service, Ryanair cannot provide FY21 PAT guidance at this time.  The Group expects to record a loss of over €200m in Q1, with a smaller loss expected in Q2 (peak summer) due to a substantial decline in traffic and pricing from Covid-19 groundings.  The Group currently expects to carry less than 80m passengers in FY21 (almost 50% below its original 154m target).  Ryanair's return to scheduled flying will be rendered significantly more difficult by competing with flag carrier airlines who will be financing below cost selling with the benefit of over €30bn in unlawful State Aid, in breach of both EU State Aid and competition rules.

As we look beyond the next year, there will be significant opportunities for Ryanair's low cost, growth model as competitors shrink, fail or are acquired by government bailed out carriers.

ENDS

For further information please contact: www.ryanair.com	Neil Sorahan Ryanair Holdings plc Tel: +353-1-9451212	Piaras Kelly Edelman Tel: +353-1-6789333

Ryanair Holdings plc, Europe's largest airline group, is the parent company of Buzz, Lauda, Malta Air & Ryanair DAC. Carrying 149m guests p.a. on more than 2,400 daily flights from 79 bases, the group connects over 200 destinations in 40 countries on a fleet of almost 470 aircraft, with a further 210 Boeing 737s on order, which will enable the Ryanair Group to lower fares and grow traffic to 200m p.a. by FY25. Ryanair has a team of over 19,000 highly skilled aviation professionals delivering Europe's No.1 on-time performance, and an industry leading 34-year safety record. Ryanair is Europe's greenest cleanest airline group and customers switching to fly Ryanair can reduce their CO₂ emissions by up to 50% compared to the other Big 4 EU major airlines.

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially.  It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy.  Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement of aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, uncertainties surrounding Brexit, weather related disruptions, ATC strikes and staffing related disruptions, delays in the delivery of contracted aircraft, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors, global pandemics such as Covid-19 and unforeseen security events.

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Preliminary Balance Sheet as at March 31, 2020 (unaudited)
		At Mar 31,	At Mar 31,
		2020	2019
	Note	€M	€M
Non-current assets
Property, plant and equipment	10	9,438.0	9,029.6
Right-of-use-asset	11	236.8	-
Intangible assets		146.4	146.4
Derivative financial instruments	13	378.5	227.5
Deferred tax	4	53.6	43.2
Total non-current assets		10,253.3	9,446.7

Current assets
Inventories		3.3	2.9
Other assets		223.2	238.0
Assets held for sale	12	98.7	-
Trade receivables		67.5	59.5
Derivative financial instruments	13	293.2	308.7
Restricted cash		34.4	34.9
Financial assets: cash > 3 months		1,207.2	1,484.4
Cash and cash equivalents		2,566.4	1,675.6
Total current assets		4,493.9	3,804.0

Total assets		14,747.2	13,250.7

Current liabilities
Provisions		43.3	-
Trade payables		1,368.2	573.8
Accrued expenses and other liabilities		2,589.4	2,992.1
Current lease liability	11	75.0	-
Current maturities of debt		382.3	309.4
Derivative financial instruments	13	1,050.0	189.7
Current tax	4	-	31.6
Total current liabilities		5,508.2	4,096.6

Non-current liabilities
Provisions		36.6	135.6
Derivative financial instruments	13	180.5	8.0
Deferred tax	4	299.7	460.6
Non-current lease liability	11	170.9	-
Non-current maturities of debt		3,583.0	3,335.0
Total non-current liabilities		4,270.7	3,939.2

Shareholders' equity
Issued share capital	14	6.5	6.8
Share premium account		738.5	719.4
Other undenominated capital	14	3.5	3.2
Retained earnings	14	4,245.0	4,181.9
Other reserves		(25.2)	303.6
Shareholders' equity		4,968.3	5,214.9

Total liabilities and shareholders' equity		14,747.2	13,250.7

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Preliminary Income Statement for the year ended March 31, 2020 (unaudited)

			Pre-Except.	Except	IFRS	IFRS
			Year Ended	Item Year Ended	Year Ended	Year Ended
			Mar 31, 2020	Mar 31, 2020	Mar 31, 2020	Mar 31, 2019
		Change
	Note	%*	€M	€M	€M	€M
Operating revenues
Scheduled revenues		+6%	5,566.2	-	5,566.2	5,261.1
Ancillary revenues		+20%	2,928.6	-	2,928.6	2,436.3
Total operating revenues		+10%	8,494.8	-	8,494.8	7,697.4

Operating expenses
Fuel and oil		-14%	2,762.2	-	2,762.2	2,427.3
Airport and handling charges		-7%	1,140.2	-	1,140.2	1,061.5
Staff costs		-12%	1,106.9	-	1,106.9	984.0
Route charges		+1%	736.0	-	736.0	745.2
Depreciation		-17%	748.7	-	748.7	640.5
Marketing, distribution and other		-6%	578.8	-	578.8	547.3
Maintenance, materials and repairs		-34%	256.4	-	256.4	190.9
Aircraft rentals		+54%	38.2	-	38.2	83.9
Total operating expenses		-10%	7,367.4	-	7,367.4	6,680.6

Operating profit/(loss)		+11%	1,127.4	-	1,127.4	1,016.8

Other income/(expense)
Net finance expense		+7%	(51.5)	-	(51.5)	(55.4)
Share of associate losses		-	-	-	-	(9.8)
Foreign exchange gain		-	1.6	-	1.6	(3.5)
Hedge Ineffectiveness		-	-	(407.2)	(407.2)	-
Total other (expense)		+27%	(49.9)	(407.2)	(457.1)	(68.7)

Profit before tax		+14%	1,077.5	(407.2)	670.3	948.1

Tax (expense)/credit on profit	4	-19%	(75.4)	53.8	(21.6)	(63.1)

Profit for the year - attributable to equity holders of parent		+13%	1,002.1	(353.4)	648.7	885.0

Earnings per ordinary share (€)
Basic	9	-25%			0.5824	0.7739
Diluted	9	-24%			0.5793	0.7665
Weighted ave. no. ord. shares (in Ms)
Basic	9				1,113.8	1,143.6
Diluted	9				1,119.8	1,154.6

*"+" is favourable and "-" is adverse year-on-year.

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Preliminary Statement of Comprehensive Income for the year ended March 31, 2020 (unaudited)

	Year Ended Mar 31,	Year Ended Mar 31,
	2020	2019
	€M	€M

Profit for the year	648.7	885.0

Other comprehensive income:
Items that are or may be reclassified to profit or loss:
Cash flow hedge reserve movements:
Net movement in cash flow hedge reserve	(332.1)	(634.3)

Other comprehensive income/(loss) for the year, net of income tax	(332.1)	(634.3)

Total comprehensive income for the year - attributable to equity holders of parent	316.6	1,519.3

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Preliminary Statement of Cash Flows for the year ended March 31, 2020 (unaudited)
		Year	Year
		Ended	Ended
		Mar 31,	Mar 31,
		2020	2019
	Note	€M	€M
Operating activities
Profit after tax		648.7	885.0

Adjustments to reconcile profit after tax to net cash provided by operating activities
Depreciation		748.7	640.5
(Increase)/decrease in inventories		(0.4)	0.8
Tax expense on profit		21.6	63.1
Share based payments		7.0	7.7
Increase in trade receivables		(8.0)	(1.9)
Decrease/(increase) in other assets		61.9	(2.1)
Increase in trade payables		794.4	324.2
(Decrease)/increase in accrued expenses		(401.5)	198.6
Decrease in other creditors		-	(2.8)
Decrease in provisions		(55.7)	(2.5)
Decrease/(increase) in net finance expense		2.9	(2.0)
Gain on sale of associate		-	(6.0)
Share of associate losses Hedge ineffectiveness		- 407.2	15.8 -
Income tax paid		(120.5)	(100.9)
Net cash provided by operating activities		2,106.3	2,017.5

Investing activities
Capital expenditure purchase of property, plant and equipment		(1,195.8)	(1,546.7)
Decrease/(increase) in restricted cash		0.5	(0.3)
Decrease in financial assets: cash > 3 months		277.2	646.1
Acquisition of subsidiary (net of cash acquired)		-	(86.5)
Investment in associate		-	(15.0)
Net cash (used) in investing activities		(918.1)	(1,002.4)

Financing activities
Shareholder returns (net of tax)	14	(580.5)	(531.6)
Net proceeds from shares issued		19.1	-
Proceeds from long term borrowings		750.0	99.9
Repayments of long term borrowings		(418.5)	(422.8)
Lease liabilities paid		(67.5)	-
Net cash (used) in financing activities		(297.4)	(854.5)

Increase in cash and cash equivalents		890.8	160.6
Cash and cash equivalents at beginning of the period		1,675.6	1,515.0
Cash and cash equivalents at end of the period		2,566.4	1,675.6

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Preliminary Statement of Changes in Shareholders' Equity for the year ended March 31, 2020 (unaudited)
						Other Reserves
	Ordinary	Issued Share	Share Premium	Retained	Other Undenom.		Other
	Shares	Capital	Account	Earnings	Capital	Hedging	Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M
Balance at March 31, 2018	1,171.2	7.0	719.4	3,828.5	3.0	(359.7)	21.3	4,219.5
Profit for the year	-	-	-	855.0	-	-	-	855.0
Other comprehensive income
Net movements in cash flow reserve	-	-	-	-	-	634.3	-	634.3
Total other comprehensive income	-	-	-	-	-	634.3	-	634.3
Total comprehensive income	-	-	-	855.0	-	634.3	-	1,519.3
Transactions with owners of the Company recognised directly in equity
Share-based payments	-	-	-	-	-	-	7.7	7.7
Repurchase of ordinary equity shares	-	-	-	(560.5)	-	-	-	(560.5)
Other				28.9	-	-	-	28.9
Cancellation of repurchased shares	(37.8)	(0.2)	-	-	0.2	-	-	-
Balance at March 31, 2019	1,133.4	6.8	719.4	4,181.9	3.2	274.6	29.0	5,214.9
Adjustment on initial application of IFRS 16	-	-	-	(9.7)	-	-	-	(9.7)
Adj. balance at April 01, 2019	1,333.4	6.8	719.4	4,172.2	3.2	274.6	29.0	5,205.2
Profit for the year	-	-	-	648.7	-	-	-	648.7
Other comprehensive income
Net movements in cash flow reserve	-	-	-	-	-	(332.1)	-	(332.1)
Total other comprehensive income	-	-	-	-	-	(332.1)	-	(332.1)
Total comprehensive income	-	-	-	648.7	-	(332.1)	-	316.6
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	3.0	-	19.1	-	-	-	-	19.1
Share-based payments	-	-	-	-	-	-	7.0	7.0
Repurchase of ordinary equity shares	-	-	-	(580.5)	-	-	-	(580.5)
Other	-	-	-	0.9	-	-	-	0.9
Cancellation of repurchased shares	(47.2)	(0.3)	-	-	0.3	-	-	-
Transfer of exercised and share based awards	-	-	-	3.7	-	-	(3.7)	-
Balance at March 31, 2020	1,089.2	6.5	738.5	4,245.0	3.5	(57.5)	32.3	4,968.3

Ryanair Holdings plc and Subsidiaries
MD&A Year Ended March 31, 2020

Introduction
For the purposes of the Management Discussion and Analysis ("MD&A") (with the exception of the balance sheet commentary below) all figures and comments are by reference to the adjusted results excluding the exceptional item referred to below.

The widespread grounding of aircraft as a result of EU governments reactions to the spread of Covid-19 means that the Group will operate a significantly reduced flying schedule in FY21 compared to what was originally expected.  Therefore, the Group is recording an exceptional hedge ineffectiveness charge of €392M (net of a tax credit) in relation to FY21 jet fuel hedges.  This is offset by an exceptional gain of €39M (net of a tax charge) on ineffective currency cashflow hedges for FY21 fuel and delayed capex, resulting in a net exceptional charge of €353M as at March 31, 2020.

Income Statement

Scheduled revenues:
Scheduled revenues increased by 6% to €5,566.2M due to 4% traffic growth (to 149M) and a 2% increase in average fares.

Ancillary revenues:
Ancillary revenues rose by 20% to €2,928.6M due to 4% traffic growth and improved uptake of ancillary products, particularly priority boarding and reserved seats.

Total revenues:
As a result of the above, total revenues increased by 10% to €8,494.8M.

Operating Expenses:

Fuel and oil:
Fuel and oil increased by 14% to €2,762.2M due to higher fuel prices and a 6% increase in flight hours.

Airport and handling charges:
Airport and handling charges increased by 7% to €1,140.2M primarily due to a 4% increase in traffic, stronger sterling and new enhanced handling arrangements in Stansted, Spain & Poland, which greatly improved on time performance.

Staff costs:
Staff costs increased 12% to €1,106.9M due to 6% more flight hours, increased pilot pay and higher crewing ratios as pilot resignations slowed down significantly.

Route charges:
Route charges reduced by 1% to €736.0M due to a decrease in unit rates offset by a 5% increase in sectors.

Depreciation:
Depreciation increased 17% to €748.7M due to higher capitalised maintenance and the impact of IFRS 16 (€59.3M) which was adopted from April 1, 2019.

Marketing, distribution and other:
Marketing, distribution and other increased by 6% to €578.8M. Lower customer complaints costs were offset by higher distribution and other costs, reflecting the increased activity in the business.

Maintenance, materials and repairs:
Maintenance, materials and repairs increased by 34% to €256.4M due to higher scheduled engine maintenance due to an ageing fleet, 12 operating lease hand backs, Boeing MAX delivery delays and provision for 10 additional A320 operating leases.

Aircraft rentals:
Aircraft rentals reduced by 54% to €38.2M and relates to leases with a duration of less than 12 months for which the company availed of practical expedients on adoption of IFRS 16 in April 2019. There were 12 lease hand backs during the year.

Unit cost per passenger:
Unit cost per passenger increased by 6%. Excluding fuel, unit cost per passenger increased by 4%. This was primarily due to increased pilot pay and higher crewing ratios, increased ownership costs due to the Boeing MAX delivery delays and a 15% reduction in Q4 traffic due to the response of EU Governments to stop the spread of the Covid-19 virus. Since mid-March responses included wide spread flight bans and travel restrictions which have closed Europe's skies to all but a tiny number of rescue and medical flights.

Net finance expense:
Net finance expense decreased by 7% to €51.5M as a result of higher interest rates achieved on deposits and the re-financing of debt at lower interest rates offset by the effect of IFRS 16 which had a negative €5.6M impact in the year.

Balance sheet:
Gross cash increased by €613M to €3,808M at March 31, 2020.
Gross debt increased by €567M to €4,211M due to a new €750M low cost syndicated bank facility and the impact of IFRS 16 (€246M), offset by €419M debt repayments and €68M lease liability payments. €2,106M net cash was generated by operating activities. Net capital expenditure was €1,196M and shareholder returns amounted to €581M.
Net debt was €403M (including €246M IFRS 16 lease liability) at year end (March 31, 2019: €450M).

Shareholders' equity:
Shareholders' equity decreased by €247M to €4,968M in the year due to IFRS hedge accounting treatment for derivatives of €332M and €581M of shareholder returns offset by consolidated group net profit after tax of €649M (post net hedge ineffectiveness of €353M).

Ryanair Holdings plc and Subsidiaries
Notes forming Part of the Condensed Consolidated
Preliminary Financial Statements

1.            Basis of preparation and significant accounting policies

Ryanair Holdings plc (the "Company") is a company domiciled in Ireland. The unaudited condensed consolidated preliminary financial statements of the Company for the year ended March 31, 2020 comprise the Company and its subsidiaries (together referred to as the "Group").

These unaudited condensed consolidated preliminary financial statements ("the preliminary financial statements"), which should be read in conjunction with our 2019 Annual Report for the year ended March 31, 2020, have been prepared in accordance with International Accounting Standard No. 34 "Interim Financial Reporting" as adopted by the EU ("IAS 34").  They do not include all of the information required for full annual financial statements, and should be read in conjunction with the most recent published consolidated financial statements of the Group. The consolidated financial statements of the Group as at and for the year ended March 31, 2019, are available at http://investor.ryanair.com/.

The March 31, 2020 figures and the March 31, 2019 comparative figures do not constitute statutory financial statements of the Group within the meaning of the Companies Act, 2014. The consolidated financial statements of the Group for the year ended March 31, 2019, together with the independent auditor's report thereon, were filed with the Irish Registrar of Companies following the Company's Annual General Meeting and are also available on the Company's Website. The auditor's report on those financial statements was unqualified.

The Audit Committee, upon delegation of authority by the Board of Directors, approved the condensed consolidated preliminary financial statements for the year ended March 31, 2020 on May 15, 2020.

Except as stated otherwise below, this year's financial information has been prepared in accordance with the accounting policies set out in the Group's most recent published consolidated financial statements, which were prepared in accordance with IFRS as adopted by the EU and also in compliance with IFRS as issued by the International Accounting Standards Board (IASB).

Accounting for assets held for sale

Non-current assets are classified as held-for sale if it is highly probable that they will be recovered primarily through sale rather than through continuing use. Such assets are generally measured at the lower of their carrying amount and fair value less costs to sell. Impairment losses on initial classification as held-for-sale or held-for distribution and subsequent gains and losses on re-measurement are recognised in the income statement. Once classified as held-for-sale, intangible assets and property, plant and equipment are no longer amortised or depreciated, and any equity-accounted investee is no longer equity accounted.

New IFRS standards and amendments adopted during the year

The following new and amended IFRS standards, amendments and IFRIC interpretations, have been issued by the IASB, and have also been endorsed by the EU. These standards are effective for the first time for the Group's financial year beginning on April 1, 2019 and therefore have been applied by the Group in these condensed consolidated preliminary financial statements:

●             IFRS 16 - Leases (see below)
●             Amendments to IFRS 9 - Prepayment Features with Negative Compensation
●             IFRIC 23 - Uncertainty over Income Tax Treatments
●             Amendments to IAS 28 - Long-term Interests in Associates and Joint Ventures
●             Amendments to IAS 19 - Plan Amendment, Curtailment or Settlement
●             Annual Improvements to IFRS Standards 2015 - 2017 Cycle - various standards

With the exception of IFRS 16, the adoption of these new or amended standards did not have a material impact on the Group's financial position or results from operations in the year ended March 31, 2020. The impact of adoption of IFRS 16 is set out below.

IFRS 16 - Leases

The Group has adopted IFRS 16 with effect from April 1, 2019.  IFRS 16 introduces a single, on-balance sheet, lease accounting model for lessees.  A lessee recognises a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments.

The Group has applied IFRS 16 using the modified retrospective approach, under which the cumulative effect of initial application is recognised in retained earnings at April 1, 2019.  Accordingly, the comparative information presented for FY19 has not been restated - i.e. it is presented, as previously reported, under IAS 17 and related interpretations.  The details of the changes in accounting policies are disclosed below.

As a lessee, the Group previously classified leases as operating or finance leases based on its assessment of whether the lease transferred substantially all of the risks and rewards of ownership.  Under IFRS 16, the Group recognises right-of-use assets and lease liabilities for most leases i.e. these leases are on-balance sheet.

The Group has elected not to recognise right-of-use assets and lease liabilities for some leases of low-value assets and has applied the exemption not to recognise right-of-use assets and liabilities for leases with terms less than 12 months.

The Group recognises a right-of-use asset and a lease liability at the lease commencement date.  The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses, and adjusted for certain re-measurements of the lease liability.   The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group's incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

The Group has determined the lease term for some lease contracts in which it is a lessee that include renewal options.  The assessment of whether the Group is reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of lease liabilities and right-of-use assets recognised. As at March 31, 2020, the Group's right-of-use assets relate to leased aircraft.

The impact of the IFRS 16 transition increased non-current assets on April 1, 2019 by €130.7M, increased liabilities by €140.4M and reduced equity (distributable reserves) by €9.7M.

When measuring lease liabilities for leases that were previously classified as operating leases, the Group has discounted lease payments using its incremental borrowing rate at April 1, 2019, the rates ranged from between 2.5% and 3.0%.

During the year ended March 31, 2020 non-current assets increased by €106.1M (net) and liabilities increased by €105.5M (net) due to the addition of 18 leased aircraft to the fleet.

The Group has recognised depreciation and interest expenses instead of operating lease expenses in relation to those leases under IFRS 16. During the year ended March 31, 2020, the Group recognised €61.7M of depreciation expense and €5.6M of lease interest expenses from these leases in the condensed consolidated preliminary income statement.

New IFRS standards and amendments issued but not yet effective

The following new or revised IFRS standards and IFRIC interpretations will be adopted for the purposes of the preparation of future financial statements, where applicable.  While under review, we do not anticipate that the adoption of the other new or revised standards and interpretations will have a material impact on our financial position or results from operations:

●        Amendments to References to Conceptual Framework in IFRS Standards (effective for fiscal periods beginning on or after January 1, 2020)

●        Amendments to IFRS 3 - Definition of a Business (effective for fiscal periods beginning on or after January 1, 2020)

●        Amendments to IAS 1 and IAS 8 - Definition of Material (effective for fiscal periods beginning on or after January 1, 2020)

●        IFRS 17 - Insurance Contracts (effective for fiscal periods beginning on or after January 1, 2023)*

●        Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7) (effective for fiscal periods beginning on or after January 1, 2020)

●        Classification of liabilities as current or non-current (Amendments to IAS 1) (effective for fiscal periods beginning on or after January 1, 2023)*

*These standards or amendments to standards are not as yet EU endorsed

2.            Judgements and estimates

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense.  Actual results may differ from these estimates.

In preparing these condensed consolidated preliminary financial statements, the significant judgements made by management in applying the Group's accounting policies have been re-evaluated in light of Covid-19. The key sources of estimation uncertainty were the same as those that applied in the most recent published consolidated financial statements, together with the addition of the determination of effectiveness of the Group's cashflow hedges.

Specifically, due to flight cancellations and expected reduced capacity as a result of the impact of Covid-19, a loss of €407M has been charged to the income statement as an exceptional operating cost due to the discontinuation of hedge accounting for jet fuel and foreign exchange forward contracts related to fuel and delayed capital expenditure.  In accounting for forward contracts that are still expected to occur, Ryanair must make estimates at March 31, 2020 about whether the volumes of jet fuel hedged are still expected to be matched with future jet fuel consumption coupled with the timing of cashflow obligations for certain capital expenditure and, therefore, remain highly probable forecast transactions for which the fair value gains or losses on the forward contracts can be recognised in other comprehensive income.  These assumptions relate to the timing of the removal of flight restrictions imposed by governments and the impact of Covid-19 on passenger demand, which ultimately impact forecast fuel consumption and certain capital expenditure.  Minor changes to those assumptions could have a significant effect on the assessment of hedge effectiveness.

3.            Seasonality of operations

The Group's results of operations have varied significantly from quarter to quarter, and management expects these variations to continue. Among the factors causing these variations are the airline industry's sensitivity to general economic conditions and the seasonal nature of air travel. Accordingly, the first half-year typically results in higher revenues and results.

4.            Income tax expense

The Group's consolidated effective tax rate in respect of operations for the year ended March 31, 2020 was 3% (March 31, 2019: 6.7%). The tax charge for the year ended March 31, 2020 of €21.6M (March 31, 2019: €63.1M) comprises a current tax charge of €44.4M, a deferred tax charge of €22.8M primarily relating to the temporary differences for property, plant and equipment and net operating losses.

5.            Share based payments

The terms and conditions of the share option programme are disclosed in the most recent, published, consolidated financial statements. The charge of €7.0M in the year ended March 31, 2020 (March 31, 2019: €7.7M), is the fair value of options granted in FY20 and prior periods, which is being recognised within the income statement in accordance with employee services rendered. During the year ended March 31, 2020 3.0M ordinary shares were issued at a strike price between €6.25 and €6.74 per share following the exercise of vested mixed options.

6.            Contingencies

The Group is engaged in litigation arising in the ordinary course of its business.  The Group does not believe that any such litigation will individually, or in aggregate, have a material adverse effect on the financial condition of the Group.  Should the Group be unsuccessful in these litigation actions, management believes the possible liabilities then arising cannot be determined but are not expected to materially adversely affect the Group's results of operations or financial position.

7.            Capital commitments

At March 31, 2020 the Group had an operating fleet of 440 (2019: 455) Boeing 737 aircraft and 26 Airbus A320 aircraft (2019: 16).  The Group has agreed to purchase up to 210 (135 firm and 75 options) Boeing 737-MAX-200 aircraft from the Boeing Corporation over the next four or more years.

8.            Analysis of operating segment

The Group determines and presents operating segments based on the information provided internally to the Group CEO, who is the Company's Chief Operating Decision Maker (CODM).

Historically, the Group was managed as a single business unit and was reported as a single reportable segment. A new group structure was announced in February 2019 and became effective during the current financial year, comprising four separate airlines, Ryanair DAC, Buzz, Lauda and Malta Air (established in June 2019). Accordingly, in line with the revised management and organisational structures of the businesses, the Group changed the basis of segmentation to identify each of the airlines as a separate operating segment. Following these changes in the composition of operating segments, segmental reporting has been revised as at and for the year ended March 31, 2020, and the comparative disclosures have been restated, as required, under IFRS 8.

The CODM assesses the performance of the business based on the profit/(loss) after tax of each airline for the reporting period. Resource allocation decisions for all airlines are based on airline performance for the relevant period, with the objective in making these resource allocation decisions being to optimise consolidated financial results.

Ryanair DAC is a reportable segment for financial reporting purposes. Lauda, Buzz and Malta Air do not exceed the quantitative thresholds for reporting purposes and accordingly have been presented on an aggregate basis in the table below.

There are varying levels of integration between the operating segments. Inter-segment pricing is determined on an arm's length basis.

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	Mar 31	Mar 31	Mar 31	Mar 31	Mar 31	Mar 31
	2020	2020	2020	2019	2019	2019
	€M	€M	€M	€M	€M	€M
	Ryanair Dac	Other	Total	Ryanair Dac	Other	Total

Segment Revenue	8,122.6	372.2	8,494.8	7,525.8	171.6	7,697.4
Operating profit/(loss)	1,226.9	(99.5)	1,127.4	1,187.9	(171.1)	1,016.8

Reportable segment assets	14,194.5	552.7	14,747.2	13,037.6	213.1	13,250.7
Reportable segment liabilities	8,941.4	837.5	9,778.9	7,635.8	400.0	8,035.8

9.            Earnings per share
	Year	Year
	Ended	Ended
	Mar 31,	Mar 31,
	2020	2019

Basic earnings per ordinary share (€)	0.5824	0.7739
Diluted earnings per ordinary share (€)	0.5793	0.7665
Weighted average number of ordinary shares (in M's) - basic	1,113.8	1,143.6
Weighted average number of ordinary shares (in M's) - diluted	1,119.8	1,154.6

Diluted earnings per share takes account of the potential future exercises of share options granted under the Company's share option schemes and the weighted average number of shares includes weighted average share options assumed to be converted of €6.0M (2019: €11.0M).

10.          Property, plant and equipment

Acquisitions and disposals

Capital expenditure in the year ended March 31, 2020 amounted to €1,195.8M and primarily relates to aircraft deposits, spare engines, simulators and heavy maintenance checks.

11.          Right of use assets & lease liabilities

The Group has adopted IFRS 16 with effect from April 1, 2019. IFRS 16 introduces a single, on-balance sheet, lease accounting model for lessees.  A lessee recognises a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments.

Right of use assets
Cost	€M
Recognised on adoption of IFRS 16 at April 1, 2019	130.7
Additions	166.1
Modification of leases	1.7
March 31, 2020	298.5
Depreciation
Balance at April 1, 2019	-
Charge for the year	61.7
March 31, 2020	61.7
Net book value
March 31, 2020	236.8
April 1, 2019	130.7

Lease liability
Recognised on adoption on IFRS 16	140.5
Additions	166.1
Repayments	(67.5)
Interest expense	5.6
Exchange movements	1.2
Lease liability March 31, 2020	245.9
Recognised in the Consolidated Income Statement
Interest expense on lease liabilities	5.6
Depreciation charge	61.7
Expenses relating to short-term leases (aircraft rentals)	38.2
Lease charge for year end March 31, 2020	105.5

12.          Assets held for sale

In August 2019, the Company entered into an agreement to sell 10 Boeing 737-800 aircraft for delivery in FY20 and FY21. 3 of these aircraft were sold in the year ended March 31, 2020. The remaining 7 aircraft are presented as assets held for sale as at March 31, 2020 and are stated at the lower of their carrying amount and fair value less costs to sell.

13.          Financial instruments and financial risk management

The Group is exposed to various financial risks arising in the normal course of business. The Group's financial risk exposures are predominantly related to commodity price, foreign exchange and interest rate risks. The Group uses financial instruments to manage exposures arising from these risks.

These preliminary financial statements do not include all financial risk management information and disclosures required in the annual financial statements and should be read in conjunction with the 2019 Annual Report. There have been no changes in our risk management policies in the year.

Fair value hierarchy

Financial instruments measured at fair value in the balance sheet are categorised by the type of valuation method used. The different valuation levels are defined as follows:
●        Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date.
●        Level 2: inputs other than quoted prices included within Level 1 that are observable for that asset or liability, either directly or indirectly.
●        Level 3: significant unobservable inputs for the asset or liability.

Fair value estimation

Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The following methods and assumptions were used to estimate the fair value of each material class of the Group's financial instruments:

Financial instruments measured at fair value

●                    Derivatives - interest rate swaps: Discounted cash flow analyses have been used to determine the fair value, taking into account current market inputs and rates. (Level 2)
●                    Derivatives - currency forwards and aircraft fuel contracts: A comparison of the contracted rate to the market rate for contracts providing a similar risk profile at March 31, 2020 has been used to establish fair value. (Level 2)

The Group policy is to recognise any transfers between levels of the fair value hierarchy as of the end of the reporting period during which the transfer occurred. During the year ended March 31, 2020, there were no reclassifications of financial instruments and no transfers between levels of the fair value hierarchy used in measuring the fair value of financial instruments.

Financial instruments not measured at fair value

●                    Long-term debt: The repayments which the Group is committed to make have been discounted at the relevant market rates of interest applicable (including credit spreads) at March 31, 2020 to arrive at a fair value representing the amount payable to a third party to assume the obligations.

There were no significant changes in the business or economic circumstances during the year ended March 31, 2020 that affect the fair value of our financial assets and financial liabilities.

13.          Financial instruments and financial risk management (continued)

The fair value of financial assets and financial liabilities, together with the carrying amounts in the condensed consolidated balance sheet, are as follows:

	At Mar 31,	At Mar 31,	At Mar 31,	At Mar 31,
	2020	2020	2019	2019
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-current financial assets	€M	€M	€M	€M
Derivative financial instruments:
- U.S. dollar currency forward contracts	372.5	372.5	220.7	220.7
- Jet fuel derivative contracts	-	-	4.5	4.5
- Interest rate swaps	6.0	6.0	2.3	2.3
	378.5	378.5	227.5	227.5
Current financial assets
Derivative financial instruments:
- U.S. dollar currency forward contracts	291.2	291.2	307.0	307.0
- Interest rate swaps	2.0	2.0	1.7	1.7
	293.2	293.2	308.7	308.7
Trade receivables*	67.5		59.5
Cash and cash equivalents*	2,566.4		1,675.6
Financial asset: cash > 3 months*	1,207.2		1,484.4
Restricted cash*	34.4		34.9
Other assets*	2.3		0.8
	4,171.0	293.2	3,563.9	308.7
Total financial assets	4,549.5	671.7	3,791.4	536.2

	At Mar 31,	At Mar 31,	At Mar 31,	At Mar 31,
	2020	2020	2019	2019
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-current financial liabilities	€M	€M	€M	€M
Derivative financial instruments:
- U.S. dollar currency forward contracts	-	-	8.0	8.0
- Jet fuel contracts	180.5	180.5	-	-
	180.5	180.5	8.0	8.0
Long-term debt	1,138.9	1,148.5	892.8	906.8
Bonds	2,444.1	1,965.0	2,442.2	2,509.1
	3,763.5	3,294.0	3,343.0	3,423.9
Current financial liabilities
Derivative financial instruments:
- Jet fuel & carbon derivative contracts	1,047.8	1,047.8	189.7	189.7
- U.S. dollar currency forward contracts	2.2	2.2	-	-
	1,050.0	1,050.0	189.7	189.7
Current maturities of debt	382.3	382.3	309.4	309.4
Trade payables*	1,368.2		573.8
Accrued expenses*	363.6		320.8
	3,164.1	1,432.3	1,393.7	499.1
Total financial liabilities	6,927.6	4,726.3	4,736.7	3,923.0

*The fair value of each of these financial instruments approximate their carrying values due to the short-term nature of the instruments.

14.          Shareholder returns

In the year ended March 31, 2020 the Company bought back 47.2M ordinary shares at a total cost of €581M.  This buy-back was equivalent to approximately 4.2% of the Company's issued share capital at March 31, 2019.  All of these ordinary shares repurchased were cancelled at March 31, 2020.

In FY19 the Company bought back 37.8M shares at a total cost of €561M. This buy-back was equivalent to approximately 3.2% of the Company's issued share capital at March 31, 2019.  All of these repurchased ordinary shares were cancelled at March 31, 2019.

As a result of the share buybacks in the year ended March 31, 2020, share capital decreased by 47.2M ordinary shares (37.8M ordinary shares in the year ended March 31, 2019) with a nominal value of €581M (€561M in the year ended March 31, 2019) and the other undenominated capital reserve increased by a corresponding €0.3M (€0.2M in the year ended March 31, 2019). The other undenominated capital reserve is required to be created under Irish law to preserve permanent capital in the Parent Company.

15.          Related party transactions

The Company's related parties comprise its subsidiaries, Directors and senior key management personnel. All transactions with subsidiaries eliminate on consolidation and are not disclosed.

There were no related party transactions in the year ended March 31, 2020 that materially affected the financial position or the performance of the Company during that period and there were no changes in the related party transactions described in the 2019 Annual Report that could have a material effect on the financial position or performance of the Company in the same period.

16.          Post balance sheet events

In April 2020, the Group raised just under €690M unsecured (12 months) debt for general corporate purposes under the HMT and Bank of England CCFF.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 18 May, 2020

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary